July 1, 2016

Mr. Amit Pande

Accounting Branch Chief, Office of Financial Services

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 4720

Re:	WisdomTree Investments, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Filed May 9, 2016
File No. 001-10932

Dear Mr. Pande:

This letter is submitted on behalf of WisdomTree Investments, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 and Form 10-Q for the fiscal year ended March 31, 2016 as set forth in your letter dated June 22, 2016 addressed to the undersigned, Amit Muni, Chief Financial Officer of the Company.

For reference purposes, the text of the comment letter has been reproduced herein with the Company’s response below the numbered comment. For your convenience, we have italicized the reproduced staff comments from the comment letter.

Form 10-Q for Quarterly Period Ended March 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 20

1.	You disclose a non-GAAP performance measure that appears to exclude normal, recurring, cash operating expenses necessary to operate your business. We note similar disclosure in your earnings release for the quarter ended March 31, 2016 furnished as Exhibit 99.1 to your Form 8-K filed on April 29, 2016. This presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations (CDI) issued on May 17, 2016, including Question 100.01 of the CDI. Please review this guidance when preparing your future filings.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company will review the updated CDI issued on May 17, 2016, including Question 100.01 of the CDI, when preparing its earnings release and Form 10-Q for the quarter ended June 30, 2016.

Mr. Amit Pande

July 1, 2016

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the Company’s filings or this response letter, please contact the undersigned at (917) 267-3746.

Sincerely,

/s/ Amit Muni

Amit Muni

Executive Vice President – Finance and Chief Financial Officer

(Principal Financial and Accounting Officer)